UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 29, 2005 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
COMMISSION FILE NUMBER 1-14989
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Financial Statements
December 29, 2005 and 2004

WESCO Distribution, Inc.
Retirement Savings Plan
Index
December 29, 2005 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–9

Supplemental Schedule

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)	10–14
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) at December 29, 2005 and 2004, and the changes in net assets available for benefits for the fiscal year ended December 29, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Pittsburgh, Pennsylvania
June 27, 2006

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2005 and 2004

	2005	2004
Investments (Notes 2 and 6)	$279,738,374	$258,137,520
Receivables
Employee contributions	25,706	5,156
Employer matching contributions	9,904	2,185
Employer profit sharing discretionary contribution	9,127,876	8,354,151
Accrued interest	13,645	12,921

Net assets available for benefits	$288,915,505	$266,511,933

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Fiscal Year Ended December 29, 2005

2005
Additions
Employee contributions	$14,838,869
Employee rollovers	1,579,497
Employer contributions	13,825,450
Net appreciation from registered investment companies	8,384,995
Net appreciation from common/collective trust funds	4,353,257
Net appreciation from stock funds and self-directed accounts	4,040,595
Interest and dividend income	785,778

Total additions	47,808,441

Deductions
Distributions to withdrawing participants	25,404,869

Total deductions	25,404,869

Net increase	22,403,572

Net assets available for benefits
Beginning of year	266,511,933

End of year	$288,915,505

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2005 and 2004
1.	Major Features of the Plan

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants may elect to make Tax Deferred Contributions ranging from 1% up to the lesser of 50% of their compensation or $14,000. Participants may elect to make After-Tax Contributions ranging from 1% up to the lesser of 50% of their compensation or $14,000. The $14,000 limits may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15% of the participant’s compensation. Subject to limitation, the Company will make Matching Contributions in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 6% of their compensation. Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit ($14,000 in 2005). A participant’s total catch-up contributions during 2005 cannot exceed $4,000. The catch up contribution limits are determined by the IRS and increases to $5,000 in 2006 and then indexed for inflation after 2006. In addition, the Company may, at the Board of Directors’ discretion, make a Discretionary Contribution to the Plan provided certain predetermined profit levels are attained. The Company made Discretionary Contributions of $9,127,876 and $8,354,151 for the fiscal years ended December 29, 2005 and 2004, respectively.

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2005 were approximately $508,000 and as of December 29, 2005, a balance of approximately $910,000 was available to reduce employer contributions in 2006.

Sixteen options were available for investment of contributions to the Plan as of December 29, 2005. A brief description of the investment options is as follows:

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2005 and 2004

Fund	Description
AMCAP Fund	Fund that seeks long-term growth of capital by investing in growing, profitable companies.

American Balanced Fund	Investments balanced between income from bond investments and capital growth from equity investments.

American Century Value Fund	Long-term investments of established companies that pay dividends that may be less volatile that the stock market as a whole.

Columbia Acorn Fund	Fund seeks long-term growth of capital by investing primarily in common stocks of small and medium sized companies with capitalization of less than $5 billion.

Columbia Core Bond Fund	A bond fund investing at least 65% of its assets in U.S. Government debt securities, investment grade bonds, and cash and cash equivalents.

MFS Value Fund	A traditional value fund investing in high-quality companies with larger market capitalizations and low price-to-earnings ratios or high dividend yields.

Pro-Mix Conservative Term Collective Investment Trust Fund	This fund invests in a conservative mix of stocks, bonds and cash securities focusing on fixed income securities with short to intermediate term maturities.

Pro-Mix Extended Term Collective Investment Trust Fund	This fund invests in a growth-oriented mix of stocks, bonds and cash securities and long-term, fixed securities.

Pro-Mix Maximum Term Collective Investment Trust Fund	This fund invests in an aggressive, growth-oriented mix of stocks, bonds and cash securities.

Pro-Mix Moderate Term Collective Investment Trust Fund	This fund invests in a moderately conservative mix of stocks, bonds and cash securities that are intermediate to long-term fixed income securities and various stocks.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2005 and 2004

Fund	Description
RiverSource Trust Equity Index Fund I	Fund goal to achieve a rate of return as close as possible to the return of the S&P 500 Index by investing primarily in some or all of the securities of the S&P Index.

RiverSource Trust Midcap Growth Fund II	Fund goal to provide long-term growth of capital by investing in primarily high-quality, mid-sized U.S. stocks with significant growth potential.

RiverSource Trust Stable Capital Fund II	Fund goal to preserve principal and income by investing primarily in bonds backed by the U.S. Government.

Self-Directed Brokerage Account	Account that provides participants access to a wide range of common stocks and mutual funds beyond those available through the Plan.

Templeton Foreign Fund	Funds seeks long-term capital growth by investing primarily in equity securities of companies outside the U.S.

WESCO International Stock Fund	Fund that invests in the stock of WESCO International, Inc.
As of December 29, 2005, the Viacom Pooled Stock Fund and the Blockbuster, Inc. Pooled Stock Fund (“Funds”) were removed from the available list of investment options. Participants in these Funds were provided the option to invest their account balance in the remaining investment options provided by the Plan.

An account is maintained for each participant, which is credited with the participant’s contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account.

The Investment Committee and the Administrative Committee of the Company’s Board of Directors administer the Plan. Reference should be made to the Prospectus, “What Does Your Future Hold?” for additional information on the Plan.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2005 and 2004
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies, common/collective trust funds and common stocks are valued by the trustee based on market values of all assets in the funds’ securities portfolio and the number of units in the funds owned by the Plan. Investments in the WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies, Viacom and WESCO International stock and other common stocks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Other

Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

Benefits are recorded when paid.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since reviewing the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2005 and 2004
4.	Employee Loans

Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 5.0% and 8.0% for the fiscal year ended December 29, 2005. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Loans of approximately $2,521,000 were made from the Plan and loan principal repayments of approximately $2,314,000 were received by the Plan for the year ended December 29, 2005. Interest of approximately $306,000 was received by the Plan for the year ended December 29, 2005 related to employee loans.

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to such participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2005 and 2004
6.	Investments

Investments representing 5% or more of the net assets available for benefits as of December 29, 2005 and 2004 were as follows:

	2005	2004
AMCAP Fund	$36,550,606	$	*
American Balanced Fund	31,417,575		30,588,760
American Century Value Fund	18,553,434		15,970,409
American Express Trust Equity Index Fund I	**		30,704,775
RiverSource Equity Index Fund I	31,012,651		**
American Express Trust Stable Capital Fund II	**		59,467,399
RiverSource Stable Capital Fund II	63,796,144		**
AXP New Dimension Fund	*		42,404,868
Columbia Acorn Fund	30,581,112		25,260,130
Templeton Foreign Fund	15,397,100		*

*	These funds did not represent 5% or more of the net assets available for benefits as of the respective Plan year-end.

**	Fund name was changed from American Express to RiverSource during the plan year ending December 29, 2005.

7.	Related Party Transactions

Certain investments of the Plan are mutual funds managed by American Express. The trustee of the Plan is American Express Trust Company. Participants of the Plan may also elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2005                                                                                                                                                                Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	AMCAP Fund	AMCAP Fund (Class R-4)	$—	$36,550,606
*	RiverSource Trust	Midcap Growth Fund II	—	3,599,417
*	RiverSource Trust	Stable Capital Fund II	—	63,796,144
*	RiverSource Trust	Equity Index Fund I	—	31,012,651
	American Funds	American Balanced Fund (Class A)	—	31,417,575
	American Century Investments	American Century Value Fund	—	18,567,379
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	—	30,581,112
	Columbia Mutual Funds	Columbia Core Bond Fund (A)	—	7,526,521
	MFS Family of Funds	MFS Value Fund (Class A)	—	7,626,565
	Participant Promissory Notes	5.0%-10.5% due at various dates	—	5,379,639
	Pro-Mix Funds	Pro-Mix Max Term Investment Trust	—	3,433,426
	Pro-Mix Funds	Pro-Mix Extended Term Investment Trust	—	2,795,875
	Pro-Mix Funds	Pro-Mix Moderate Term Investment Trust	—	1,557,138
	Pro-Mix Funds	Pro-Mix Conservative Term Inv. Trust	—	722,837
	Templeton Funds	Templeton Foreign Fund (A)	—	15,397,100
*	WESCO International, Inc.	WESCO International Pooled Stock Fund	—	12,711,250
	Align Technology, Inc.	Common Stock	—	1,280
	Altria Group Inc.	Common Stock	—	3,755
	American Ammunition Inc.	Common Stock	—	5
	American Century Investments	American Century Equity Income Fund	—	13,556
	American Eagle Outfitters Inc.	Common Stock	—	13,872
	American Oil & Gas Inc.	Common Stock	—	14,985
	Ametek Inc.	Common Stock	—	4,295
	Applied Materials	Common Stock	—	1,806
	APW Ltd	Common Stock	—	1
	Aquila Inc.	Common Stock	—	19,345
	Arcadia Resources, Inc.	Common Stock	—	312,180
	Artemis International Sol	Common Stock	—	39
	Artisan Mid Cap Value Fund	Common Stock	—	69,884
	AT&T Inc.	Common Stock	—	4,924
	Avalonbay Communities Inc.	Common Stock	—	17,880
	Berkshire Hathaway Inc.	Common Stock	—	8,847
	Biotime Inc.	Common Stock	—	31
	Blockbuster Inc.	Common Stock	—	3,482
	Boeing Co.	Common Stock	—	7,118
	Brandywine Funds	Income Fund	—	34,654
	Budget Group Inc.	Common Stock	—	13
	BY Prudhoe Bay Royalty Trust	Common Stock	—	2,658
	Calpine Corp.	Common Stock	—	1,363

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2005                                                                                                                                                                Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	Candela Corp.	Common Stock	—	8,970
	Charys Holding Co.	Common Stock	—	23,063
	Chesapeake Energy	Common Stock	—	25,474
	Chevron Corp.	Common Stock	—	5,647
	Chicos FAS Inc.	Common Stock	—	11,120
	Chilmark Entertainment Group	Common Stock	—	46
	Cisco Systems	Common Stock	—	3,448
	CTS Corp.	Common Stock	—	1,117
	DCH Technology	Common Stock	—	4
	Del Global Technologies Corp.	Common Stock	—	348
	Dodge & Cox Funds	Balanced Fund	—	14,048
	Dodge & Cox Funds	Stock Fund	—	14,660
	Duke Realty Corporation	Common Stock	—	3,386
	Eagle Broadband Inc.	Common Stock	—	3,375
	Earthshell Corp.	Common Stock	—	253
	Encana Corp.	Common Stock	—	13,461
	Excelsior Funds	Value & Restructuring Fund	—	11,644
	Federal Mogul Corp.	Common Stock	—	2,286
	Focus Enhancements	Common Stock	—	63
	Fording Canadian Coat Trust	Common Stock	—	3,525
	Gabelli Funds	Asset Fund	—	7,027
	Gamco Gold AAA	Gold Fund	—	17,492
	Genentech Inc.	Common Stock	—	27,618
	General Electric	Common Stock	—	16,891
	General Motors	Common Stock	—	1,711
	Genesis Microchip, Inc.	Common Stock	—	13,800
	Google Inc.	Common Stock	—	6,302
	Harbor Funds	Harbor Bond Fund	—	6,068
	Harbor Funds	Harbor International Fund	—	20,843
	Heartland Funds	Heartland Value Fund	—	11,795
	Icon Funds	Icon Information Technology Fund	—	4,857
	I Shares	MSCI Emerging Markets Index	—	63,929
	I Shares	S&P Trust Fund	—	111,221
	I Shares	DJ Select Dividend Index Fund	—	4,927
	I Shares	DJ U.S. Consumer Cycl SEC Fund	—	2,994
	I Shares	Goldman Sachs Nat Res Ind Fund	—	47,355
	I Shares	MSCI Australia Index Fund	—	23,983
	I Shares	MSCI Canada Inces Fund	—	15,386
	I Shares	MSCI Pacific Ex Japan Ind Fund	—	26,008

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2005                                                                                                                                                                 Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	I Shares	MSCI South Korea Index Fund	—	22,874
	I Shares	MSCI Taiwan Index Fund	—	10,016
	I Shares	S&P Europe 350 Index Fund	—	8,933
	I Shares	S&P Latin America 40	—	6,160
	Intel Corp.	Common Stock	—	7,521
	Interplay Entertainment	Common Stock	—	8
	Invio Biomedical Corp.	Common Stock	—	3,270
	Ivanhoe Energy, Inc.	Common Stock	—	107
	Janus Funds	High Yield Fund	—	20,951
	Janus Funds	Mid Cap Value Fund	—	41,759
	JDS Uniphase Corp.	Common Stock	—	5,543
	Johnson & Johnson	Common Stock	—	5,001
	Johnson Controls	Common Stock	—	1,831
	K.C.S. Energy Inc.	Common Stock	—	2,439
	Kaire Holdings Inc.	Common Stock	—	15
	Keryx Biopharmaceuticals	Common Stock	—	2,850
	Kinetics Paradigm Fund	Common Stock	—	19,905
	Liberty Property Trust	Common Stock	—	8,520
	Loomis Sayles Global Bond Fund	Common Stock	—	5,731
	Lucent Technology	Common Stock	—	810
	Manhattan Pharmaceuticals	Common Stock	—	3,861
	Marathon Oil Corp.	Common Stock	—	3,035
	Matrix Advisors Value	Common Stock	—	40,363
	Merck & Co.	Common Stock	—	3,882
	Meridian Funds	Meridian Growth Fund	—	18,901
	Meridian Funds	Meridian Value Funds	—	7,052
	MGRS Fremont Micro Cap MGRS Fd	Common Stock	—	8,415
	Mobile Reach International, Inc.	Common Stock	—	5
	Nastech Pharmaceutical Co.	Common Stock	—	3,000
	National Health Investors, Inc.	Common Stock	—	10,480
	Neomedia Technologies	Common Stock	—	1,120
	Newcastle Investment Corp.	Common Stock	—	4,700
	Netflix.com Inc.	Common Stock	—
	Nokia Corp.	Common Stock	—	5,544
	Nortel Networks Corp. New	Common Stock	—	488
	Northern	High Yield Fixed Income Fund	—	20,778
	Oakmark Funds	Oakmark Equity and Income Fund (I)	—	33,259
	Oakmark Funds	Oakmark Fund	—	11,891
	Occidental Petroleum	Common Stock	—	3,988

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2005                                                                                                                                                                 Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	Oracle Systems	Common Stock	—	3,687
	Patterson-UTI Energy Inc.	Common Stock	—	3,284
	Paychex Inc.	Common Stock	—	5,822
	Photoworks, Inc.	Common Stock	—	16
	PIMCO Funds	PIMCO PEA Renaissance Fund	—	9,172
	PIMCO Funds	PIMCO Total Return Fund	—	5,971
	Pioneer Natural Resources	Common Stock	—	2,806
	PNC Financial Services Group	Common Stock	—	1,744
	Profunds	Profund Ultrasmall Cap Profund I	—	39,240
	Profunds	Profunds Ultra Mid-Cap Profund	—	78,866
	Purchase Pro.com	Common Stock	—	1
	Qualcomm Inc.	Common Stock	—	10,885
	Quicksilver Resources Inc.	Common Stock	—	18,806
	Radioshack Corporation	Common Stock	—	3,696
	Ralcorp Holdings Inc.	Common Stock	—	2,014
	Real Networks Inc.	Common Stock	—	1,582
	Reliant Energy, Inc.	Common Stock	—	30,780
	Renovo Holdings, Inc.	Common Stock	—	10
	RiverSource Trust	Money Market Fund II	—	405,711
	Royce Total Return Fund	Common Stock	—	6,049
	RS Partners Fund	Common Stock	—	52,956
	RSA SEC Inc.	Common Stock	—	1,133
	RVS	European Equity Fund (Class Y)	—	10,615
	Schering-Plough	Common Stock	—	7,385
	Shaw Group Inc.	Common Stock	—	2,934
	Silver Star Energy	Common Stock	—	575
	Sirius Satellite Radio Inc.	Common Stock	—	9,193
	Solomon Alliance Group	Common Stock	—	1
	Sonus Networks	Common Stock	—	3,810
	Sound Shore Fund	Common Stock	—	5,935
	Southwest Airlines	Common Stock	—	711
	Spectrum Signal Processing	Common Stock	—	107
	Sun Microsystems	Common Stock	—	1,700
	T. Rowe Price Funds	Capital Appreciation Fund	—	9,099
	T. Rowe Price Funds	Growth Stock Fund	—	73,280
	Tellabs	Common Stock	—	3,164
	The India Fund Inc.	Mutual Fund	—	10,400
	The Muhlenkamp Fund	Mutual Fund	—	9,752
	The Reserve Funds	Primary Fund Class A	—	595,219

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2005                                                                                                                                                                 Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	The Yacktman Fund	Mutual Fund	—	2,946
	Third Avenue	International Value Fund	—	12,801
	Third Avenue	Real Estate Value Fund	—	5,266
	Thompson Plumb and Associates	Growth Fund	—	4,999
	Time Warner Inc.	Common Stock	—	3,583
	Top Tankers Inc.	Common Stock	—	1,240
	Tyco International Ltd.	Common Stock	—	1,445
	Ultra Petroleum Corp.	Common Stock	—	137,250
	UMB Scout	Worldwide Fund	—	66,346
	Unigene Labs Inc.	Common Stock	—	17,958
	USAir Group	Common Stock	—	1
	Utilities Select Sector SPDR Fund	Common Stock	—	10,099
	UTS Energy Corp.	Common Stock	—	3,625
	Valeant Pharmaceuticals Intl.	Common Stock	—	1,795
	Vanguard Funds	GNMA Portfolio Fund	—	4,300
	Vanguard Funds	Wellesley Income Fund	—	75,474
	Vanguard Funds	Windsor II Fund	—	50,642
	Viacom Inc. Class B	Common Stock	—	3,361,655
	Vioquest Pharmaceuticals	Common Stock	—	41
	Weingarten Realty Investors SBI	Common Stock	—	17,195
	Wells Fargo	Asia Pacific Investment Advisors	—	385,096
	XM Satellite Radio	Common Stock	—	4,152

			$—	$279,738,374

*	Denotes party-in-interest, for which a statutory exemption exists.

EXHIBITS
     The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description
23.01	Consent of PricewaterhouseCoopers LLP (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
Date: June 27, 2006	/s/ Stephen A. Van Oss

Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan
Investment and Administrative Committees